SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                               OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to              .


Commission file number   1-14060


A. GRAPHIC PACKAGING SAVINGS AND INVESTMENT PLAN

B. GRAPHIC PACKAGING INTERNATIONAL CORPORATION
   (Exact name of registrant as specified in its charter)


           Colorado                        84-1208699
 (State or other jurisdiction            (IRS Employer
      of incorporation or              Identification No.)
        organization)


  4455 Table Mountain Drive
       Golden, Colorado                       80403
    (Address of principal                   (Zip Code)
      executive offices)








Graphic Packaging
Savings and Investment Plan
Financial Statements
December 31, 2002 and 2001










Graphic Packaging Savings and Investment Plan
Index to Financial Statements and Supplemental Schedules


                                                          Page

Report of Independent Auditors                              2

Financial Statements:

 Statements of Net Assets Available For Benefits as of
   December 31, 2002 and 2001                               3

 Statements of Changes in Net Assets Available For
   Benefits for the years ended December 31, 2002
   and 2001                                                 4

 Notes to Financial Statements                             5-10

Supplemental Schedule:

 Schedule I - Schedule of Assets (Held at End of Year)
   as of December 31, 2002                                11-12















                Report of Independent Auditors


To the Participants and Administrator of the Graphic Packaging Savings and Investment Plan:

In our opinion, the accompanying modified cash basis statements of net assets available for benefits and the related modified cash basis statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Graphic Packaging Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 1. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Denver, Colorado
June 19, 2003





Graphic Packaging Savings and Investment Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)

                                                 December 31,
                                       ----------------------------
                                             2002            2001
Assets
Investments at fair value (Note 1):
    Cash and cash equivalents          $    741,476    $    379,084

    Common stock and other securities     2,459,845       1,962,228

    Unitized employer stock fund         33,631,527      35,594,621

    Mutual funds                        112,617,068     119,575,234

    Participant loans                     6,299,480       5,831,601
                                       ------------    ------------
      Net assets available for
        benefits                       $155,749,396    $163,342,768
                                       ============    ============


    The accompanying notes are an integral part of these financial statements.







Graphic Packaging Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

                                          Year Ended December 31,
                                      ----------------------------
                                          2002            2001

Additions to net assets
Investment income (loss) (Note 1):
      Interest and dividend income   $  2,083,986     $  3,823,198
      Net appreciation
       (depreciation) in
       fair value of
       investments                     (9,283,515)      10,856,347
                                     ------------     ------------
         Total investment
         income (loss)                 (7,199,529)      14,679,545


Contributions:
      Participants                     10,016,316       10,891,355
      Employer                          4,096,245        4,341,573

        Total contributions            14,112,561       15,232,928
                                     ------------     ------------
        Total additions                 6,913,032       29,912,473
                                     ------------     ------------
Deductions from net assets
      Benefit payments                 14,438,177       16,946,520
      Management fees                      57,042           49,305
      Net transfers out                    11,185           16,167
                                     ------------     ------------
        Total deductions               14,506,404       17,011,992
                                     ------------     ------------

Net increase (decrease)                (7,593,372)      12,900,481

Net assets available for benefits
  Beginning of year                   163,342,768      150,442,287
                                     ------------     ------------
  End of year                        $155,749,396     $163,342,768
                                     ============     ============


    The accompanying notes are an integral part of these financial statements.



Graphic Packaging Savings and Investment Plan
Notes to Financial Statements
(Modified Cash Basis)

1.General Description of Plan and Trust and Summary of
  Significant Accounting Policies

  The Graphic Packaging Savings and Investment Plan (the Plan) and the related Trust Agreement (the Trust) were established effective December 28, 1992. The Plan's purpose is to encourage employees of Graphic Packaging International Corporation and subsidiaries (the Company or GPC) to accumulate savings systematically to provide an additional source of income upon retirement. Prior to December 28, 1992, employees of Graphic Packaging Corporation, Golden Aluminum Company, and certain developmental businesses of Golden Technologies Company, Inc. (current and former subsidiaries of GPC) were eligible to participate in the Coors Savings and Investment Plan. On December 28, 1992, these participants' accounts in the Coors Savings and Investment Plan were transferred into the Graphic Packaging Savings and Investment Plan concurrent with the spin-off of the Company from Adolph Coors Company.

  On March 25, 2003, the Company entered into a merger agreement with Riverwood Holding, Inc. The merger has not been completed as of June 19, 2003. The proposed merger's initial effect on the Plan involves changing the form of employer-matching contributions, as discussed below. If the merger is completed, each share of GPC common stock held by the Plan in the unitized employer stock fund will be converted into a share of Riverwood Holding, Inc. common stock. Additional changes to the Plan as a result of the proposed merger, if any, are not determinable at this time.

  Fidelity Management Trust Company serves as the Plan's Trustee.

  Eligibility
  All regular, full-time employees of the Company and certain subsidiaries who are at least age 18 and expected to complete 1,000 hours of service or more per year, are eligible to participate in the Plan. At December 31, 2002, employees of the following groups were not eligible to participate in the
  Plan:

  o Graphic Packaging Corporation bargaining unit employees covered by a labor agreement that does not include partici-pation in this plan; and

  o Graphic Packaging Corporation Canadian employees.

  Contributions
  Contributions are made to the Tax Effective Retirement Account
  (TERA) of the Plan. Participants are allowed to make a basic contribution of an amount no less than 1% of their eligible compensation (including commissions and overtime, but excluding bonuses). Additional contributions are to be in whole, not fractional, percentage points. Effective January 1, 2002, the maximum contribution allowed for each participant is the lower of 25% of eligible compensation or $11,000.

  Any participant contributions deposited prior to December 1, 1986, as part of the Coors Savings and Investment Plan have been taxed previously and are not taxable when paid to the participant. Participant contributions deposited subsequent to November 30, 1986, are taxable when paid to participants.

  All eligible employees' basic contributions are matched at the 60% level. However, employer contributions are limited to a maximum amount, as defined in the Plan.

  Effective January 1, 1987, employer contributions to the Coors Payroll Stock Ownership Plan (PAYSOP) were discontinued. However, PAYSOP account values generated by prior employer contributions remain in the Plan. Contributions were based on total eligible employee compensation, as defined in the Plan, not exceeding one-half of 1% thereof. (See Note 2).

  From January 1, 2000 until March 24, 2003, all employer-matching contributions have been made in shares of GPC common stock. All employer-match shares were delivered to the GPC Stock Fund (the unitized employer stock fund). Participants may transfer interests in the GPC Stock Fund into other investment options at any time. As a result of the proposed merger of the Company with Riverwood Holding, Inc., effective March 24, 2003 all employer-matching contributions have been made in cash.

  Vesting
  Participants are immediately vested in their entire account balance, including their voluntary contributions, the employer's contributions, and all investment earnings on those funds.

  Distributions
  Participants may withdraw all or a portion of contributions subject to certain conditions as specified in the Plan. A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of distribution.

  Participant Loans
  A participant may borrow up to 50% of the total value of his or her Plan accounts, excluding the PAYSOP account. The minimum loan amount is $1,000 and the maximum loan amount is $50,000 minus the highest outstanding loan balance in the preceding 12 months. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The loans are secured by the participant's account balance. Loan terms are normally available for 12 to 60 months, with a 120-month term available for the purchase of a primary residence. Loans are normally repaid by payroll deductions and these payments are credited back to the participants' plan accounts and invested according to the most current investment election. The interest rate is set at 1% above the Wall Street Journal reported prime rate on the first business day of each month and remains fixed throughout the term of the loan. A loan origination fee is charged to participants upon initiation of a loan. Loans are subject to certain payment provisions upon termination of employment, default, lay-off, unpaid leave of absence and disability.

  Plan Termination
  The Company established the Plan with the intention that it will continue indefinitely, but reserves the right to terminate the Plan at anytime. If the Plan is terminated, all accounts will be updated and the participants will be able to choose to receive or transfer their funds. See above for discussion of the proposed merger between the Company and Riverwood Holding, Inc.

  Plan Expenses
  Expenses related to management of the assets are paid by the Plan. The Company pays all expenses incurred related to administration and record keeping of the Plan.

  Basis of Presentation
  The accounts of the Plan are maintained on the modified cash basis of accounting as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This basis of accounting is not in accordance with generally accepted accounting principles. Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred. In effect, modified cash basis accounting adjusts cash basis financial statements to reflect investments at fair value.

  The principal items which would be required to be reflected in the financial statements by generally accepted accounting principles (dollar amounts of which are not practicable to determine) are as follows:

  o Accrual of all contributions earned at each year end, but not received until the following year;

  o  Accrual of dividends declared, but not paid; and

  o Accrual of interest income from participant loans earned at year-end, but not received until the following year.

  Accounting Estimates and Assumptions
  The preparation of the Plan's financial statements in conformity with a modified cash basis of accounting requires the Plan's administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the changes in net assets during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Risks and Uncertainties
  The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

  Participants' Accounts
  Individual accounts are maintained for each Plan participant. Each participant's account is directly credited with the participant's contribution, the Company's matching contribution, and any rollover contributions in the participant's name. Net earnings (loss) from investments, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the trust fund portion of that participant's account balance bears to the total of the trust fund portion of all participants' account balances.

  Payment of Benefits
  Benefits are recorded when paid. No amounts are owed at December 31, 2002 to participants who have elected to withdraw from the Plan, but have not been paid.

  Valuation of Investments
  Investments in GPC common stock and other actively traded securities are stated at the quoted market price. Investments in all other funds are stated at the funds' net asset value, which is determined by the Plan's trustee based on market values. Participant loans are stated at the outstanding principal value, which approximates fair value.

  The following investments (all of which are participant directed) exceed 5% of net assets available for benefits:

                                               December 31,
                                      ---------------------------
    Identity          Description          2002          2001

  Fidelity Mid-Cap
    Stock Fund        Mutual Fund     $10,887,593    $15,132,169
  Fidelity Retiree
    Money Market      Mutual Fund      44,122,001     41,372,244
  Fidelity Magellan
    Fund              Mutual Fund      18,846,342     24,674,582
  GPC Stock Fund      Unitized
                       Employer
                       Stock Fund      33,631,527     35,594,621
  Fidelity Growth
    and Income Fund   Mutual Fund       7,843,247      8,790,548
  Spartan U.S.
    Equity Index
    Fund              Mutual Fund       5,335,732      6,117,361


  The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                Year Ended December 31,
                              ----------------------------
                                  2002             2001

  Mutual funds                $(17,543,760)   $(10,190,209)
  Unitized employer stock
    fund                         9,041,208      20,714,056
  Self-directed participant
    accounts                      (780,963)        332,500
                              ------------    ------------
                              $ (9,283,515)   $ 10,856,347
                              ============    ============

  Participant Accounting Records
  Fidelity Investments Institutional Operations Company (Fidelity) is responsible for preparing, maintaining, and allocating individual participants' accounting records.
  Watson Wyatt & Company was utilized to process and transmit payroll data to Fidelity through September 2001. Beginning in October 2001, the Company processes and transmits payroll data directly to Fidelity.

  Fiduciary Responsibility, Investment of Funds, and Plan
    Administration
  The GPC Benefits Committee (the Committee), consisting of employees appointed by the Board of Directors of GPC, acts as fiduciary and administrator for the Plan. In accordance with its powers as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity. Based upon particular elections, funds are invested in the various investment options. At December 31, 2002 there were 4,282 participants of which 3,943 had account balances.

2.Investments in Employer Stock

  Payroll Stock Ownership Plan
  During 1983, the Coors Savings and Investment Plan was amended to establish and include a PAYSOP. Annual employer contributions to the PAYSOP were made in the form of cash to purchase Adolph Coors Company Class B non-voting common stock for the Plan years commencing January 1, 1983 through January 1, 1986. An annual allocation was made to individual accounts for eligible employees in proportion to each employee's base pay received in the respective year (up to $100,000).
  Employees own the stock, which is held in trust until the employees are eligible to receive it, subject to specified withdrawal rules. Dividends are credited to employee accounts. Individual income taxes are deferred until withdrawal of the stock and the employee has a choice of receiving either the stock or an equivalent value in cash upon withdrawal.

  The Plan administrator, in accordance with Internal Revenue Service regulations, began liquidating Adolph Coors Company shares in January 1993. The proceeds were then used to purchase GPC shares so that the PAYSOP portion of the Plan was invested only in GPC stock. During 1995, GPC received authorization to liquidate the PAYSOP portion of this Plan if a participant elects to do so.

  Fidelity holds the PAYSOP assets in one of the Plan's investment choices, the GPC Stock Fund. The GPC Stock Fund allows participants to be invested in their company's stock while allowing for daily trading similar to a mutual fund.
  The fund is comprised of underlying GPC stock and a short-term cash component. Participants may also elect to have payroll deductions invested in the GPC Stock Fund. Participants may elect to transfer their investments in the GPC Stock Fund to any of the other investment choices at any time.

  Information about the significant components of the changes in net assets relating to the GPC Stock Fund is as follows:

                                     Year Ended December 31,
                                   ---------------------------
                                        2002            2001

          Interest income           $   125,798    $   172,280
          Net appreciation            9,041,208     20,714,056
          Contributions               6,009,914      6,138,417
          Benefit payments           (3,078,227)    (1,329,389)
          Participant loan
            activity                   (262,874)      (187,150)

          Net transfers             (13,798,913)     3,982,430
                                    -----------    -----------
          Net increase (decrease)    (1,963,094)    29,490,644
          Net assets at beginning
            of year                  35,594,621      6,103,977
                                    -----------    -----------
          Net assets at end of
            year                    $33,631,527    $35,594,621
                                    ===========    ===========

3.Income Tax Status

  The Internal Revenue Service (IRS) has determined and informed the Company that the Plan satisfies applicable sections of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been provided. The Company applied for a new determination letter for 2001 and as of the date of this report has not received a response from the IRS. However, the Plan administrator and counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


4.Realized Gains on Investment Transactions

  The cost of investments sold or transferred is determined on a participant level by the average cost method.

  The Department of Labor Form 5500 requires gains and losses to be determined based on revalued cost - that is, the current value of the assets as of the beginning of the Plan year, as carried forward from the end of the prior Plan year - or historical cost if the investment was acquired since the beginning of the Plan year. Realized and unrealized investment gains and losses disclosed in the Statement of Changes in Net Assets Available for Benefits have been calculated based upon historical cost. The Form 5500 requires that all income (including realized and unrealized gain and losses, and dividend income) from registered investment companies be combined in one line item. In both 2002 and 2001, the Form 5500 presentation differs from the presentation using the modified cash basis. In 2002 and 2001, investment losses from registered investment companies in the Form 5500 total ($16,711,542) and ($8,784,182), respectively. The 2002
  Form 5500 net unrealized gain was $1,248,566 and the net realized gain was $7,075,118. The 2001 Form 5500 net unrealized gain was $20,328,049 and the net realized gain was $811,783.



Graphic Packaging Savings and Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2002                                         Schedule I


(a)    (b)                  (c)                 (d)           (e)
   Identity of                                              Current
      Issuer             Description            Cost         Value

   Self-
   directed
   Brokerage
   Accounts(1)    Common stocks and
                    limited partnerships  $  3,247,920  $  2,138,805
                  Mutual funds                 534,856       321,040
                                          ------------  ------------
                                             3,782,776     2,459,845

   Fidelity
   Brokerage
   Services,
   Inc.(2)        Cash and cash
                    equivalents                741,476       741,476
                                          ------------  ------------
   Total
   self-
   directed
   brokerage
   accounts                                  4,524,252     3,201,321
                                          ------------  ------------


*  Graphic         Unitized employer
    Packaging        stock fund
    International    investing in
    Corporation(3)   shares of Graphic
                     Packaging
		     International
                     Corporation
                     common stock           25,746,316    33,631,527

   Miller Anderson MAS Value Advisor
    & Sherrerd       Mutual Fund             4,509,124     4,001,299
   Franklin
    Templeton      Templeton
                     Developing
                     Markets Trust
                     A Mutual Fund             482,698       442,423
   Morgan Stanley
    Investment
    Management,
    Inc.           MSI Value Equity
                     Bond Fund                 120,149       101,880
   Pacific
    Investment
    Management
    Company        PIMCO Total Return
                     Fund                    2,128,653     2,123,413

*  Fidelity
    Investments(2) Fidelity Magellan
                     Mutual Fund            25,651,146    18,846,342
*  Fidelity
    Investments(2) Fidelity Growth and
                     Income Mutual Fund      9,637,900     7,843,247
*  Fidelity
    Investments(2) Fidelity Diversified
                     International
                     Mutual Fund             2,693,535     2,610,627
*  Fidelity
    Investments(2) Fidelity Low Price
                     Stock Mutual Fund       5,271,161     4,940,684
*  Fidelity
    Investments(2) Fidelity Equity
                     Income Fund               326,200       273,688
*  Fidelity
    Investments(2) Fidelity Growth Fund        212,577       185,378

*  Fidelity
    Investments(2) Fidelity Mid-Cap Stock
                     Fund                   12,394,925    10,887,593
*  Fidelity
    Investments(2) Fidelity Freedom
                     Income Fund               333,959       326,031
*  Fidelity
    Investments(2) Fidelity Freedom Fund
                     2000                    1,475,060     1,340,816
*  Fidelity
    Investments(2) Fidelity Freedom Fund
                     2010                    6,579,644     5,346,241
*  Fidelity
    Investments(2) Fidelity Freedom Fund
                     2020                    2,795,159     2,178,224
*  Fidelity
    Investments(2) Fidelity Freedom Fund
                     2030                    2,083,459     1,602,739
*  Fidelity
    Investments(2) Fidelity Freedom Fund
                     2040                      124,320       108,710
*  Fidelity
    Investments(2) Fidelity Retiree Money
                     Market                 44,122,001     4,122,001
*  Fidelity
    Investments(2) Spartan US Equity
                     Index Mutual Fund       6,715,028     5,335,732
                                          ------------  ------------
                   Total mutual fund
                     investments           127,656,698   112,617,068
                                          ------------  ------------
   Participant     Interest rates ranging
    loans            from 5.25% to 10.5%,
                     repayable over a
                     term up to five
                     years, except for
                     loans used to
                     purchase a principal
                     residence, which are
                     repayable over
                     a term up to ten
                     years.                  6,299,480     6,299,480
                                          ------------  ------------
               Total investments held     $164,226,746  $155,749,396
                                          ============  ============

 *  Signifies a party-in-interest.
(1) Numerous public and nongovernmental entities, as managed and directed by Plan participants through brokerage accounts with Fidelity Brokerage Services, Inc.
(2) Fidelity Investments and Fidelity Brokerage Services, Inc. are parties-in-interest due to their affiliate relationships with Fidelity Management Trust Company, which serves as the trustee of the Plan.
(3) Graphic Packaging International Corporation is a party-in-interest as the sponsor of the Plan. See Note 2 to the financial statements.




Exhibits
--------
Exhibit
Number         Document Description

 23            Consent of Independent Auditors
 99.1          Certifications Pursuant to Section 906 of the
                 Sarbanes-Oxley Act of 2002







                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           Graphic Packaging Savings and
                           Investment Plan



Date:  June 27, 2003       By: /s/ John S. Norman
                              -------------------------------
                               John S. Norman, Vice President
                               and Controller